Exhibit 99.1

Frequently Asked Questions

General Questions

1.              Where will headquarters be located?

This is to be determined. We will announce the location when we close the transaction.

2.              What will be the company name?

Tangoe

3.              Who will be the CEO of the merged companies?  Other executives?

Jim Foy is expected to be the CEO of the combined company. Tim Whitehorn, the CEO of Asentinel, is expected to become the Chief Product Officer of the combined company. We will continue to update everyone on the rest of the executive team as we complete the transaction.

4.              Is the deal definite?

The deal is contingent upon a successful tender of shares and completion of a go-shop period of 30 days during which our investment bankers will seek higher bids for the company.

5.              If the deal happens, when will it close?

We expect the deal to close in late Q2.

6.              When will integration between the two companies start happening?

The integration will begin happening immediately after the close.

7.              What are the remaining/gating factors for the deal to close?

See #4.

8.              Is the plan for Tangoe to go public again?

That is a possibility in the future and depends on many factors. The plan is to establish Tangoe as the preeminent company in our industry and to provide sustainable growth.

Customer Questions

1.              What does this mean for customers?

This is very positive news for customers. Assuming the deal closes, Tangoe will be backed by a well-capitalized, $7 billion tech-focused private equity fund, removing the uncertainty that has plagued us since the restatement was announced. The merger would bring the best of Tangoe and Asentinel together. These are two great companies that truly believe in delivering excellent customer service. By leveraging the best from both companies, customers would have access to the most robust technology solutions available on the market and more importantly, the best and brightest in the industry.

2.              Will I be required to move off my existing platform?

We will continue to provide support for all our platforms currently. One of our key goals is to develop the best products and services in the industry. We plan to combine the intellectual property of both companies to have the most advanced solutions. We will proactively communicate our roadmap as we progress on the closing of the transaction and integration.

3.              What does this mean for Tangoe Live?

Tangoe Live will continue as communicated prior to the transaction announcement and is a great event which will provide us with a very timely opportunity to share additional details.

4.              Will Tangoe and Asentinel be reducing R&D investment going forward?

Assuming the deal closes, the R&D teams will be combined in the newly merged Tangoe. As with any merger of this nature we will continuously review our requirements and ensure we have the correct level of investment for the products and capabilities that our customers need.

5.              Will cost cutting after the acquisition and merger reduce my service levels?

Customer satisfaction is key and critical to the success of our company. Our mission will be to improve customer service levels and customer satisfaction scores.

6.              Will I have the same contacts working on my account after the acquisition and merger?

We will review all accounts and how they are managed today. We will do everything possible to provide continuity and consistency. We fully appreciate how account changes can be disruptive and will do everything possible to ensure maximum customer success.

7.              Will existing customer MSA’s and SoW’s remain in full effect?

Yes, the change in Tangoe’s stock ownership and the combination of the two companies would not affect existing agreements.

8.              Will the current SLAs be honored and/or improved?

Current SLAs will be honored — the change in Tangoe’s stock ownership and the combination of the two companies would not affect existing agreements.

9.              How will customer communications be handled?

In the period before closing, each respective company will communicate frequently with customers as the transaction progresses. If and when the transaction is closed, we will continue regular customer communication to ensure we are all well connected with our strategy.

10.       Does this change the Tangoe Platform release schedule?

The Tangoe Platform is an incredible product and we are very excited with the response we have had. We do want to ensure that we can add the capabilities and automation that Asentinel would be able to bring to the combined company. Therefore, we will review if we must make any adjustments to the product and/or its release date and communicate that as soon as possible.

Employee Questions

1.              What does this mean for me?

This is a great opportunity for both Tangoe and Asentinel employees. Marlin is a well-

funded organization that will bring great operational skills and resources to make the combined company the leader in our space.

2.              What about my RSUs/stock options/equity that I was told would have been granted to me if the company was able?

In the money options would be cashed out as part of the transaction at their net value ($6.50 minus the exercise price).  Options that are not in the money (the exercise price is more than $6.50) would be canceled at closing.

Shares that should have been issued prior to closing upon RSU vesting dates but that have not been issued because of the restatement would be cashed out at $6.50 per share as part of the transaction. Unless you have an individual agreement that provides for some other outcome, unvested RSUs would be canceled and replacement equity may be issued in the new company.

Equity awards that you were told would have been made if the Company were able to do so and that would have vested prior to closing, including intended stock awards, would be cashed out at $6.50 per share at closing. Unless you have an individual agreement that provides for some other outcome, portions of these intended equity awards that would have been unvested at closing would be canceled and replacement equity may be issued in the new company. We will share details once we are closer to closing the transaction.

3.              Will positions be eliminated?

With any transaction that combines two great companies there will be some overlap of functions and some headcount adjustments will be inevitable. We expect to provide full details when the deal closes. Position eliminations are never easy but we commit to managing a fair process to ensure everyone is treated with the utmost respect.

4.              Should I reach out to my counterpart at Asentinel?

Absolutely not. As we are currently two companies, we must continue to operate as separate companies until we officially close.

5.              What happens to my benefits?

We will be rolling out a consistent benefit program for all employees in the new company. Details will be communicated as we get closer to closing.

6.              Will offices be closing?

We will want to maximize the teams working out of offices together. In that light, we will be reviewing all locations to maximize our relationships with employees and with customers.

7.              Does Asentinel do everything we do?

From a mobile and fixed TEM perspective, yes.

8.              What should I do if we’re competing for the same business?

In competitive situations, you should continue to compete as you have in the past until the deal closes.

9.              What does this mean for open reqs?

All open reqs will be reviewed by senior management to determine next steps but critical hiring will continue where necessary.

10.       I work remotely — will I still be able to do that?

Yes

11.       What are the people at Marlin like?

Marlin has significant experience in the TEM space and technology broadly speaking. In addition, Marlin has almost $7 billion of capital under management and has acquired well over 100 companies in the last 10 years. With their support, we expect Tangoe to be very well positioned going forward.

12.       What should I tell my customers?

We will continue to provide the approved messages for you to share with customers. Please validate with your manager before sharing anything that is not part of the approved communication package.

13.       Can I share this on social media?

You should never share classified or non-public information via social media. Generally, employees should use their best judgement when sharing anything on social media. Our marketing team will absolutely share our communications through the appropriate channels and provide approved messages at the appropriate time.

14.       Will my manager/boss change?

There could be changes, however nothing will happen until the deal closes. Our goal is to ensure we have a strong team that comes from the combination of two great companies. However, we would like to minimize disruption for our employees.

15.       What will happen with the new corporate initiatives such as meritocracy and management training?

We will absolutely continue to leverage successful corporate initiatives and internal programs. Tangoe, Marlin and Asentinel all truly believe in a fair performance management based culture.

16.       Should I start looking for a job?

No! We truly believe that the new Tangoe will be an exciting and dynamic company that everyone will be proud to work for.

17.       Will we still audit our financials from the restatement period?

As a private company, we would no longer be held to the same filing and disclosure laws as we were when we were publicly traded. We will ensure that our accounting systems are accurate and well maintained. We will also ensure that we work with internal teams and outside auditors to always make sure we are complying with all laws and regulations.

18.       Why should I feel good about this?

Combining two great companies with a well-funded, well respected private equity firm like Marlin, creates an excellent future for our employees and customers.

19.       Did we take this deal because of a difficult financial position and/or we didn’t want to share our financials?

We did this deal in part because Marlin recognized the value we bring but ultimately because the Board of Directors believes that this is the very best outcome for our shareholders, and by the way for our employees and customers.

Product Questions

1.              What does this mean for the Tangoe Platform?

Regarding the Tangoe Platform, our investment in the platform will continue moving forward. The combined company and its executives will review if we must make any adjustments to the product and/or its release date and communicate that as soon as possible.

2.              Will both companies’ multiple platforms still be supported?

Yes. We recognize the critical nature of Tangoe’s products and services. We plan to continue and improve support of all platforms for the foreseeable future.

Shareholder Questions

1.              What does this announcement mean for the Tangoe restatement?

The restatement requirements would go away at closing, as Tangoe will be a private company. Marlin Equity would be the sole owner of Tangoe if the deal closes.

2.              Why did the Board of Directors vote to be acquired for $6.50?

The Board of Directors evaluated all consideration and concluded that this merger was in the best interest of shareholders and is also in the best interest of employees and customers.

3.              Why did this process take so long?

This has been a complicated process with several significant events along the way. The restatement and delisting being the most significant. We have received multiple bids and all options needed to be evaluated.

4.              When will I get my check?

In general, stockholders would receive payment at closing of the transaction, subject to standard requirements related to tendering their shares and returning other documentation.

5.              When will the tender offer come out?

We expect that tender documents will be filed with the SEC and sent out to registered holders and through brokers within one-to-two weeks.

Important Additional Information Will Be Filed with the SEC

This FAQ is neither an offer to purchase nor a solicitation of an offer to sell shares of Tangoe.

At the time the tender offer is commenced, Marlin will file with the SEC and mail to Tangoe’s stockholders a Tender Offer Statement and Tangoe will file with the SEC and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement in connection with the transaction. These will contain important information about Marlin, Tangoe, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available.

Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Marlin and Tangoe through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from Marlin or Tangoe by contacting: Okapi Partners LLC, Attn: Pat McHugh, 1212 Avenue of the Americas, 24th Floor, New York, NY 10036, or by telephone toll free at (877) 305-0857 or collect at (212) 297-0720; or Tangoe, Inc., Attn: Corporate Secretary, 35 Executive Boulevard, Orange, Connecticut 06477, or by telephone at (203) 859- 9300.

Tangoe plans to file with the SEC and, under certain circumstances, mail to its stockholders a Proxy Statement in connection with the transaction. The Proxy Statement will contain important information about Marlin, Tangoe, the transaction and related matters. Investors and security holders are urged to read the Proxy Statement carefully when it is available.

Investors and security holders will be able to obtain free copies of the Proxy Statement and other documents filed with the SEC by Marlin and Tangoe through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Proxy Statement from Tangoe by contacting its Corporate Secretary.

Marlin and Tangoe, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. As of April 25, 2017, Tangoe’s directors and executive officers beneficially owned approximately 960,078 shares, or 2.4%, of Tangoe’s common stock. In addition, Tangoe’s directors and executive officers are also parties to agreements with Tangoe pursuant to which they will be entitled to receive payments upon the consummation of the merger, as provided in the merger agreement. As of April 25, 2017, Marlin beneficially owned 4,094,599 shares, or approximately 10.4%, of Tangoe’s common stock. A more complete description of the interests of Tangoe’s directors and executive officers and any other participants in the solicitation will be available in the Proxy Statement.

Cautionary Note Regarding Forward-Looking Statements

Statements in this FAQ regarding the proposed transaction between Marlin, Asentinel and Tangoe, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about Marlin, Asentinel or Tangoe managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates,” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability of Asentinel to successfully integrate Tangoe’s operations and employees and the ability to realize anticipated synergies and cost savings.  Except as otherwise required by law, Tangoe disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this FAQ.